                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549
                              __________________________

                                    SCHEDULE 14D-9
                                  (Amendment No. 1)

                        Solicitation/Recommendation Statement
                             Pursuant to Section 14(d)(4)
                        of the Securities Exchange Act of 1934
                              __________________________

                               CLARK EQUIPMENT COMPANY
                              (Name of Subject Company)

                               CLARK EQUIPMENT COMPANY
                         (Name of Person(s) Filing Statement)

                       Common Stock, Par Value $7.50 Per Share
              (Including the Associated Preferred Stock Purchase Rights)
                            (Title of Class of Securities)

                                     181396 10 2
                        (CUSIP Number of Class of Securities)

                               Bernard D. Henely, Esq.
                    Vice President, General Counsel and Secretary
                               Clark Equipment Company
                              100 North Michigan Street
                              South Bend, Indiana 46634
                                    (219) 239-0100
             (Name, address and telephone number of person authorized to receive notice and communications on behalf of the
                             person(s) filing statement)

                                       Copy to:

                             William F. Wynne, Jr., Esq.
                                     White & Case
                             1155 Avenue Of The Americas
                               New York, New York 10036
                                    (212) 819-8200

             This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 dated April 12, 1995 (the "Schedule 14D-9"), of Clark Equipment Company, a Delaware corporation (the "Company") filed in connection with the tender offer made by CEC Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Ingersoll-Rand, a New Jersey corporation ("Ingersoll-Rand") to purchase all of the outstanding shares of Common Stock, $7.50 par value (the "Common Stock"), and the associated preferred stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares") issued pursuant to the Rights Agreement dated March 10, 1987, as amended and restated as of August 14, 1990, and as amended as of April 10, 1995 (the "Rights Agreement") between the Company and Harris Trust and Savings Bank, as Rights Agent (the "Rights Agent"). Capitalized terms used herein shall have the definitions set forth in the Schedule 14D-9 unless otherwise provided herein.



             Item 8.   Additional Information to be Furnished.

                  Item 8 is hereby amended and supplemented by adding
             thereto the following:

                  On April 13, 1995, the Company consummated the sale of
             its 50% interest in VME Group N.V. (the "VME Group") pursuant to the Stock Purchase Agreement, dated March 5, 1995, by and among the Company, AB Volvo and Clark-Hurth Components Marketing Company (the "VME Sale Agreement") (which agreement is described in the Company's Current Report on Form 8-K filed with the Commission on March 6,
             1995). The total cash consideration paid to the Company in connection with the sale of the VME Group in accordance with the VME Sale Agreement was $573 million plus accrued interest. The consummation of the VME Sale Agreement is one of the conditions to the Offer by the Purchaser which required that the cash proceeds of the sale of the VME Group be not less than $573 million. The Company issued a press release with respect thereto on April 13, 1995. A copy of such press release is filed as Exhibit 18 hereto and incorporated herein by reference.


             Item 9.   Material to be Filed as Exhibits.

                  Item 9 is hereby amended and supplemented by adding
             thereto the following:

             Exhibit 18 -- Press release issued by the Company on April
                           13, 1995.

                                      SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                      CLARK EQUIPMENT COMPANY

                                      By:  /s/ Bernard D. Henely
                                           ---------------------------
                                           Name:  Bernard D. Henely
                                           Title:   Vice President and
                                                      General Counsel


             Dated:  April 13, 1995

                                    EXHIBIT INDEX
                                    -------------


             Exhibit No.    Description
             __________     __________

             18 Press release issued by the Company on April 13, 1995.